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WRITER’S DIRECT CONTACT

212.468.8053

JBARIS@MOFO.COM

March 28, 2013

Alison White

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C., 20549

Re:                             The Victory Variable Insurance Funds

Response to staff comments on Preliminary Proxy Materials on Schedule 14A

Accession No. 0001104659-13-022210 (1934 Act)

Dear Ms. White:

On behalf of The Victory Variable Insurance Funds (the Trust), we submit this letter in response to the staff’s comments delivered by telephone to me on March 26, 2013 with respect to preliminary proxy materials on Schedule 14A, which were filed with the Securities and Exchange Commission on March 19, 2013.  Our response follows each comment.

1.                                      General comment:  Please file cover letter on EDGAR.

Response: In the future, the Registrant will file a cover letter on EDGAR.

2.                                      General comment:  The disclosure branch will send comments to the proxy materials filed by The Victory Portfolios and The Victory Institutional Funds.  Please incorporate any applicable comments to the Registrant’s proxy materials.

Response:  The Registrant will incorporate any applicable comments received from the disclosure branch with respect to The Victory Portfolios (VP) and The Victory Institutional Funds (VIF) in the proxy materials.

3.                                      Page 3, Q&A, and disclosure on page 17:  Please reconcile the statement that proxy costs will be borne one half by KeyCorp and one half by Victory Capital Holdings, Inc., a portfolio Company of Crestview, with the investment advisory agreement, which provides that the Registrant will pay the costs of proxy solicitation.

Response: The acquisition of Victory Capital Management Inc. (VCM) by Victory Capital Holdings, Inc. (VCH), a portfolio company of Crestview, will result in the automatic termination of the of the investment advisory agreement between the Registrant and VCM.  The principal purpose of the special meeting is to ask shareholders to approve a new investment advisory agreement.  VCH, and KeyCorp, the parent of VCM, have agreed to bear the costs of the proxy solicitation attributable to the acquisition of VCM by VCH.  The Registrant, VP and VIF will bear an incremental portion of the cost of the proxy solicitation relating to the items that are not directly related to the acquisition of VCM in the aggregate amount of $125,000, pro rata by each fund in the Victory Fund Complex, and the definitive proxy statement will add disclosure relating to this payment by the Trust.  VCH and KeyCorp will each bear half of the remaining costs.

4.                                      Page 4, Information about Board:  Please include the information required by Item 407(c)(2)(i) and 407(h) of Regulation SK, as required by Items 22(b)(15)(ii)(A) and 22(b)(11).

Response:

The chart on page 3 identifies the Chair of the Board of Trustees as an Independent Trustee.

The following disclosure appears on page 4 of the preliminary proxy statement regarding shareholder nominees to the Board:

The Board Governance and Nominating Committee will consider nominee recommendations from Fund shareholders, in accordance with its charter and procedures established by the Committee.  The Fund shareholder should submit a nominee recommendation in writing to the attention of the Chair of The Victory Variable Insurance Funds, 3435 Stelzer Road, Columbus, Ohio 43219.  The Committee (or a designated Sub-Committee) will screen shareholder recommendations in the same manner as it screens nominations received from other sources, such as current Trustees, management of the Trust or other individuals, including professional recruiters.  Considerations relating to prospective nominees include financial knowledge, investment experience, familiarity with the securities industry, and diversity of the Board of Trustees.  The Committee need not consider any recommendations when no vacancy on the Board exists, but the Committee will consider any such recommendation if a vacancy occurs within six months after receipt of the recommendation.  In administering the shareholder recommendation process, the Chair, in the Chair’s sole discretion, may retain the services of counsel to the Trust or to the Independent Trustees, management of the Trust or any third party.  The Committee will communicate the results of the evaluation of any shareholder recommendation to the shareholder who made the recommendation.

The Registrant will add the following disclosure:

The Trust has adopted a Charter (the “Charter”) of the Board Governance and Nominating Committee (the “Committee”).

The Committee must determine that each candidate to serve as an Independent Trustee, in addition to meeting the criteria described in the Charter, is not an “interest person” of the Trust (as defined in the 1940 Act). All Trustee nominees shall complete a questionnaire provided by Counsel that will enable the Committee to make this determination.

The Charter has established minimum qualifications that the Committee believes must be met for a position on the Trust’s Board of Trustees.  The Charter lists the following personal attributes desirable of candidates to serve as a Trustee.  These personal attributes include:

•                                          Public or private sector stature sufficient to instill confidence.

•                                          High personal and professional integrity.

•                                          Good business sense.

•                                          Able to commit the necessary time to prepare for and attend meetings.

•                                          Not financially dependent on trustee retainer and meeting fees.

The Charter has identified skills, experience and qualifications for decision making that are desirable for candidates to serve as a Trustee.  These factors include:

•                  General understanding of financial issues, investing, financial markets and technology.

•                  General understanding of balance sheets and operating statements.

•                  First-hand knowledge of investing.

•                  Experience in working in highly regulated and complex legal framework.

•                  Demonstrated ability to maintain “independence” of management and other service agents while maintaining a constructive working relationship.

•                  Ability to be critical, but not confrontational.

•                  Demonstrated ability to contribute to Board and committee process.

•                  Ability to consider diverse issues and make timely, well-informed decisions.

•                  Familiarity with the securities industry.

•                  Qualification as an “Audit Committee Financial Expert” (desired but not required).

Each of the Nominees for Trustee were identified, selected and approved by the Nominating Committee.

5.                                      Page 4, Information about Board:  Please confirm, if true, that the Fund has no policy with regard to board members attendance at annual meetings.  Please state the number of board members who attended the prior annual meeting of security holders as required by Item 407(b)(2) of Regulation SK.

Response:  The Registrant does not hold annual meetings of shareholders.  Accordingly, this Registrant believes that this comment does not apply.

6.                                      Page 6.  Remuneration of Trustees:  Please include information required by Item 402(b) and Item 407(e)(5) of Regulation SK, as required by Item 8 of schedule 14A.

Response:  Item 8 of Schedule 14A provides that “In the case of investment companies registered under the Investment Company Act of 1940, furnish the information required by Item 22(b)(13)” of Schedule 14A.   The Registrant, which is a registered investment company, has disclosed the information required by Item 22(b)(13) of Schedule 14A on pages 6-7.  Accordingly, the Registrant believes that Item 8 requires no further disclosure.

7.                                      Page 15.  General Information about Proxy Voting:  Include a statement to the effect that the result of proportional voting is that a small number of contract owners may determine the outcome of a vote.

Response:  The Registrant will add the following sentence after the penultimate sentence of the section captioned “General Information about Proxy Voting:”  Proportional voting may result in a small number of contract owners determining the outcome of a particular vote.

8.                                      Page 17.  Voting Information and Discretion of the Persons Named as Proxies:   Please consider removing the disclosure regarding broker non-votes as it would appear to be non-applicable to insurance product funds.

Response:  The Registrant will delete the second paragraph of the section “Voting Information and Discretion of the Persons Named as Proxies.”

9.                                      General comment:  Provide the “Tandy” representation.

Response:  The Registrant understands that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the proxy materials contained in the filing (the “Filing”); (ii) Commission comments or changes to disclosure in response to Commission comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Registration may not assert Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we expect to receive comments from the disclosure branch concerning similar filings made by The Victory Portfolios and The Victory Institutional Funds.  We will incorporate comments received from the staff in connection with that review, as appropriate.

Please call me at 212-468-8053 if you have any questions.

Very truly yours,

Jay G. Baris

cc:                                Leigh A. Wilson

Michael D. Policarpo, II

Christopher K. Dyer

Karen L. Rossotto, Division of Investment Management

Robert E. Putney, III

Isabelle Sajous

Nathan J. Greene